[Pillsbury Winthrop Shaw Pittman LLP Letterhead]

2300 N Street, N.W.	Tel 202.663.8000
Washington, D.C. 20037-1128	Fax 202.663.8007
www.pillsburylaw.com
May 30, 2006

Jeffrey B. Grill 202.663.9201
By Facsimile and EDGAR	jeffrey.grill@pillsburylaw.com
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett
                 Assistant Director

Re:	Crescent Real Estate Equities Limited Partnership Form 10 (File No. 0-51912)
Ladies and Gentlemen:
     On behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”), we are submitting this letter in response to the comments contained in the Staff’s letter of April 20, 2006, regarding the Partnership’s Form 10. According to the Staff’s letter, the Staff’s review of the Form 10 is limited to any outstanding comments the Staff issued relating to the Partnership’s Form 10-K for the year ended December 31, 2005.
     On May 22, 2005, the Partnership received a letter from the Staff indicating that it had completed its review of the Form 10-K and had no further comments at this time.

     As requested by the Staff, we are providing the following acknowledgements:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
May 30, 2006

     Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.9201, by facsimile at 202.663.9203 (or 202.663.8007), or by e-mail at jeffrey.grill@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.

Sincerely,
/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	David H. Roberts, Staff Attorney Jerry R. Crenshaw, Managing Director and Chief Financial Officer Suzanne Stevens, Senior Vice President and Controller